COMPLETE SOLARIA, INC.

45700 Northport Loop East

Fremont, CA 94538

December 23, 2024

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker

Re:	Complete Solaria, Inc.
Registration Statement on Form S-3
Filed on December 20, 2024
File No. 333-283948

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the same will become effective on December 26, 2024, at 9:00 a.m., Eastern Standard Time, or as soon thereafter as is practicable.

Please contact Michael Penney of Arnold & Porter Kaye Scholer LLP via telephone at (212) 836-7426 or via e-mail (michael.penney@arnoldporter.com) with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

COMPLETE SOLARIA, INC.

By:	/s/ Daniel Foley
Name: Title:	Daniel Foley Chief Financial Officer